UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)
BCE Inc.

(Name of Issuer)
Common Shares, no par value

(Title of Class of Securities)
05534B760 4

(CUSIP Number)
Frank J. Marinaro, Esq.
Merrill Lynch & Co., Inc.
4 World Financial Center
250 Vesey Street
New York, New York 10080
Telephone: (212) 449-1000
(Name, Address and Telephone Number of Person
Authorized to
Receive Notices and Communications)
with a copy to:
Gavin D. Solotar, Esq.
Wachtell, Lipton, Rosen and Katz
51 W. 52nd Street
New York, NY 10019
Telephone: (212) 403-1000
July 4, 2008

(Date of Event Which Requires Filing of this Statement)
          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
          The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          This Amendment No. 1 (this “Amendment”) amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on October 30, 2007 (the “Schedule 13D”) by Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), Merrill Lynch International (“MLI”), Merrill Lynch Canada Inc. (“MLCI”), Merrill Lynch Portfolio Managers Ltd. (“MLPM”), Merrill Lynch Bank & Trust Company, FSB (“MLBTC”), and Merrill Lynch & Co., Inc. (“ML&Co”) (MLPF&S, MLI, MLCI, MLPM, MLBTC and ML&Co, each a “Reporting Person,” and collectively, the “Reporting Persons”) with respect to the common shares, no par value (the “Common Shares”) of BCE Inc., a corporation incorporated under the laws of Canada (the “Company”). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged. Capitalized terms used herein but not otherwise defined herein shall have the meanings set forth in the Schedule 13D.
     ITEM 4. Purpose of Transaction
          ITEM 4 IS AMENDED TO ADD THE FOLLOWING:
          On July 4, 2008, a Final Amending Agreement (the “Amending Agreement”) was entered into by and between the Issuer and BCE Acquisition Inc. (f/k/a 6796508 Canada Inc.) (the “Buyer”), a Canadian corporation formed by Teachers’, Providence Equity Partners Inc. and Madison Dearborn Partners, LLC, amending certain terms of that certain Definitive Agreement, made as of June 29, 2007, as amended July 12, 2007 (as amended, supplemented or otherwise modified from time to time, the “Amended Definitive Agreement”). The Definitive Agreement and the July 12, 2007 amendment were previously filed as Exhibit 99.2 and 99.3, respectively, to the Schedule 13D. Pursuant to the terms of the Amended Definitive Agreement, the Buyer will, under the terms of a plan of arrangement, acquire all of the outstanding equity interests of the Company and amalgamate the Company with and into a subsidiary of the Buyer (the “Transaction”).
          Pursuant to the terms of the Amending Agreement, the purchase price to be paid by the Buyer for each outstanding Common Share remains unchanged at CDN$42.75 per share in cash, and the purchase price for each outstanding share of the Company’s preferred stock remains unchanged at CDN$25.25 to CDN$25.87 per share in cash, depending on the series of the security, together with accrued but unpaid dividends in the case of the preferred stock. In accordance with the Amending Agreement, the Company will not pay dividends on its Common Shares but will continue to pay dividends on shares of its preferred stock. In addition, pursuant to the terms of the Amending Agreement, among other things, the reverse break fee payable by the Buyer in the circumstances contemplated by the Definitive Agreement has been increased from CDN$1.0 billion to CDN$1.2 billion and the closing of the Transaction is scheduled to occur on or before December 11, 2008.

Concurrently with the execution of the Amending Agreement, the Buyer and certain lenders delivered fully negotiated and executed credit documents for the purpose of funding the Transaction, including an executed credit agreement and other financing documents.
          The closing of the Transaction remains subject to the satisfaction of certain conditions precedent thereto, including the receipt of “refreshed” antitrust approval.
          The summary of the Amending Agreement set forth above does not purport to be complete and is qualified in its entirety by reference to the copy of the Amending Agreement which is filed as Exhibit 99.4 hereto and is incorporated herein by reference.
     ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          Please see Item 4 above.
     ITEM 7. Material to be Filed as Exhibits
          ITEM 7 IS AMENDED TO ADD THE FOLLOWING:

Exhibit	Description

99.4	Final Amending Agreement, dated July 4, 2008, by and between BCE Acquisition Inc. (f/k/a 6796508 Canada Inc.) and BCE Inc.

SIGNATURES
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 10, 2008

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Jonathan Santelli
Name:	Jonathan Santelli
Title:	Assistant Secretary

MERRILL LYNCH & CO., INC.

By:	/s/ Jonathan Santelli
Name:	Jonathan Santelli
Title:	Assistant Secretary

MERRILL LYNCH INTERNATIONAL

By:	/s/ Jonathan Santelli
Name:	Jonathan Santelli
Title:	Authorized Signatory

MERRILL LYNCH CANADA INC.

By:	/s/ Jonathan Santelli
Name:	Jonathan Santelli
Title:	Authorized Signatory

MERRILL LYNCH PORTFOLIO MANAGERS LTD.

By:	/s/ Jonathan Santelli
Name:	Jonathan Santelli
Title:	Authorized Signatory

MERRILL LYNCH BANK & TRUST COMPANY, FSB

By:	/s/ Jonathan Santelli
Name:	Jonathan Santelli
Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit	Description

99.1*	Joint Filing Agreement, dated October 29, 2007, among Merrill Lynch, Pierce, Fenner & Smith Incorporated, Merrill Lynch & Co., Inc., Merrill Lynch International, Merrill Lynch Canada Inc., Merrill Lynch Portfolio Managers Ltd. and Merrill Lynch Bank & Trust Company, FSB

99.2*	Definitive Agreement dated June 29, 2007, by and between 6796508 Canada Inc. and BCE Inc. (incorporated by reference to Exhibit 1 of Amendment No. 4 to Schedule 13D filed on July 5, 2007 by Ontario Teachers’ Pension Plan Board)

99.3*	Amendment dated July 12, 2007 to Definitive Agreement dated June 29, 2007, by and between 6796508 Canada Inc. and BCE Inc. (incorporated by reference to Exhibit 1 of the Report on Form 6-K filed on July 13, 2007 by BCE Inc.)

99.4	Final Amending Agreement, dated July 4, 2008, by and between BCE Acquisition Inc. (f/k/a 6796508 Canada Inc.) and BCE Inc.

*	Previously filed with the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on October 30, 2008.

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